SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 36316]

Deregistration under Section 8(f) of the Investment Company Act of 1940

August 28, 2026

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2026. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. The email should include the relevant file number. Hearing requests should be received by the SEC by 5:30 p.m. on September 22, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons

who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shane Duggan, Assistant Director, at (202) 551-6367 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

First Trust Dynamic Europe Equity Income Fund [File Number 811-23072]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to First Trust Active Global Quality Income ETF, a series of First Trust Exchange-Traded Fund VIII, and on November 11, 2023 made a final distribution to its shareholders based on net asset value. Expenses of $509,897.68 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 29, 2026.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

First Trust High Income Long/Short Fund [File Number 811-22442]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to abrdn Income Credit Strategies Fund, and on July 22, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $1,726,137.89 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 29, 2026.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

First Trust/abrdn Global Opportunity Income Fund [File Number 811-21636]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to abrdn Income Credit Strategies Fund, and on September 23, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $581,851.21 incurred in connection with the reorganization were paid by the applicant's investment adviser and by abrdn Investments Limited.

Filing Date: The application was filed on July 29, 2026.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund [File Number 811-21496]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to abrdn Global Infrastructure Income Fund, and on September 23, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $622,100.43 incurred in connection with the reorganization were paid by the applicant's investment adviser, by abrdn Inc., and by abrdn Investments Limited.

Filing Date: The application was filed on July 29, 2026.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

Pioneer Floating Rate Fund, Inc. [File Number 811-21654]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 10, 2025 and April 23, 2026, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $34,095.50 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on July 30, 2026.

Applicant's Address: 60 State Street, Boston, Massachusetts 02109.

Pioneer Municipal High Income Opportunities Fund, Inc. [File Number 811-23699]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 22, 2025, and April 23, 2026, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $31,876.08 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on July 30, 2026.

Applicant's Address: 60 State Street, Boston, Massachusetts 02109.

WST Investment Trust [File Number 811-22858]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to NEOS Enhanced Income Credit Select ETF, a series of NEOS ETF Trust, and on September 30, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $404,759 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Date: The application was filed on August 3, 2026.

Applicant's Address: 150 West Main Street, Suite 1700, Norfolk, Virginia 23510.

AAM Alternatives Trust [File Number 811-24090]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on June 22, 2026, and amended on August 3, 2026.

Applicant's Address: AAM Alternatives Trust c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212.

TCG Strategic Income Fund [File Number 811-24095]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on July 10, 2026 and amended on August 14, 2026.

Applicant's Address: 525 Okeechobee Boulevard, Suite 1650, West Palm Beach, Florida 33401.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary